Mail Stop 3-9								January 27, 2005

Keith G. Myers
President and Chief Executive Officer
LHC Group, LLC
420 West Pinhook, Rd.
Suite A
Lafayette, Louisiana 70503

Re:	LHC Group, LLC.
	Registration Statement on Form S-1
      Filed November 24, 2004
	File Number 333-120792

 Dear Mr. Myers:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
Overview, p. 1
1. We are in receipt of your proposed graphic. In your response letter, please confirm that each star in the graphic represents a site that is currently generating revenue for the Company. If this is not the case, please modify the graphic so that only revenue-generating sites are marked with a star.
2. In prior comment 8, we had requested that you provide more information about the services you provide. While we note your revisions to the Overview, we could not locate any discussion of the specific services that constitute "post-acute healthcare services."
Please include this information in your introduction to the section.

Risk Factors, p. 8
"More than 80% of our net revenue...," p.8
3. We note your response to prior comments 15, 16 and 17.
However,
we believe that the possible elimination of the market basket and the
possibility for adjustments in reimbursement should be disclosed as
risk factors.  We note that you have included other risk factors that
have not materialized, including factors relating to regulatory
and
administrative matters.   Accordingly, we are not persuaded by
your
response to the comment and believe that you should revise your disclosure to include a discussion of each of these factors, either as new factors or within current risk factors that relate to the new disclosures.
4. Similarly, we also believe that the possible downward adjustments in the base episode payment and the risk to the Company`s revenues that could arise therefrom is a material risk that should be disclosed either as a separate risk factor or within a current factor.
5. Please also disclose in the discussion that CMS routinely adjusts the wage index and reclassifies home health resource groups or ling term care diagnosis-related groups.
6. As we indicated in our original comment letter, risk factors should not be generic but should be fact-specific and customized for the Company. Accordingly, you should include the requested information for each of the bullet points set forth in the risk factor.

"CMS recently adopted new regulations ...," p. 9
7. Please revise to identify the factors that will determine the financial impact of the new rules as you have done in your response to previous comment 19.

"If we fail to complete the evaluation of our internal control
....,"
p. 18
8. We note your response to comment 42. Based on your response, it appears tht the risk factor discussion is generic in that it applies to all companies in all industries. Please revise to delete the risk factor from your registration statement.

Non-GAAP Financial Measures, page 25

9. We note your response to comment 45. We fail to see that the arguments provided in the response present persuasive, substantive reasons as to why management believes that these non-GAAP financial measures provide useful information to investors, nor has the company demonstrated the economic substance behind management`s decision to include such a measure. Additionally, within the response the company states that "it is important to report EBITDA because it provides a meaningful measure of our ability to meet our future debt service, capital expenditures and working capital requirements." This seems inconsistent with what the disclosure on page 25 where it states that this is a performance measure. Furthermore, the company also states that "our business model creates an unusual circumstance that requires us to report EBITDA less the amount of our minority interest and cooperative endeavor allocations." In light of the several competitors listed in the response who treat of joint venture activities similarly, these circumstances do not appear to be that unusual. Please revise the filing to comply with item 10(e) of Regulation S-K, or remove all references to these non-GAAP measures.

Management`s Discussion and Analysis of Financial Condition and
Consolidated Results of Operations
Liquidity and Capital Resources, page 39

10. We note your revised disclosure as a result our comment 47. However, your revision does not provide a robust discussion of the primary factors driving the company`s current and future cash flows, in particular the cash outflows from operations. As such, please revise this discussion to include a more robust analysis of the activities that actually generate cash inflows and outflows from operations as well as the more likely than not impact these items will have on known trends and uncertainties.

11. Refer to your response to comment 48. The revised disclosure does not seem to adequately address the dependence on these payments from subsidiaries to meet the liquidity needs of the parent company under this holding company structure. Please revise this section of the document to include the potential impact that such an inability by the subsidiaries to make payments would have on the ability of the parent to meet its debt obligations.

Critical Accounting Policies, pages 42-45

12. Refer to your response to comment 49. Please revise your critical accounting policies to incorporate the additional information discussed in your letter regarding contractual and payment adjustments in the revenue recognition discussion including the impact of any RAP adjustments. Also include a more robust discussion that the impact that the decision to consolidate or not consolidate an entity would have on earnings in addition to the current discussion of revenues.

Accounts Receivable and Allowances for Uncollectible Accounts,
page
44

13. Please consider expanding your disclosures include the following disclosures:

a. For each period presented, quantify and disclose the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2003, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2002 and the amount of the new estimate or settlement amount that was recorded during 2003.
b. Quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts from 3rd party payors as of the latest balance sheet date could have on financial position and operations.
c. Disclose in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management`s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification
(i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.
d. If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please disclose the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.

Business, page 46
14. We note your response to comments 52 and 57. Please provide us with a supplemental analysis supporting your conclusions that you are not substantially dependent on any of these agreements. You may provide an analysis as to each type of agreement, as opposed to each individual agreement.

Selling Security Holders, page 83
15. Please provide a brief description of the private transactions that you refer to in your response.
16. We note your response to comment 64. However, we were unable to locate the name of the natural person(s) with voting and investment control of the shares owned by The Catalyst Funds.

Underwriting, page 94
17. We note your response to comment 66. Please tell us when your procedures were approved and confirm that there have been no changes in the procedures subsequent to that date.

Notes to the Consolidated Financial Statements
2. Significant Accounting Policies
Principles of Consolidation, pages F-8

18. We note your revised disclosure to our comment 73. We feel that this disclosure could be better improved by elaborating on the specific components of the authoritative literature that correlates with your accounting treatment. With respect to each of the following items, please provide us a sufficiently detailed explanation to us that references the applicable literature and revise your consolidation policy so that your basis for consolidating the partnership investments is wholly transparent to investors.

a. Explain your basis under GAAP for consolidating these entities.
b. Tell us what your ownership interest is in each of the entity/agreement that is being consolidated.
c. Identify the minority partners and describe in detail their rights. Tell us if the minority partners have substantive rights under the agreements or under law that may preclude consolidation of these entities.
d. Specifically address the partnerships where the equity partner has a majority of the management committee votes as described on page 53.

Accounts Receivable and Allowances for Uncollectible Accounts, page
F-10

19. We noted your response to our comment 75. Your response does not appear to provide adequate justification for recording amounts billed and received in advance of actual services performed as amounts due to the Medicare program and offset those amounts against the accounts receivable from Medicare. Please provide to us a more robust discussion that cites the specific paragraphs within the applicable authoritative literature, which supports this accounting treatment.
Additionally, please substantiate any legally enforceable right to offset that the Company is entitled to.

Minority Interest and Cooperative Endeavor Agreements, page F-12

20. We considered your response to our comment 76. Please provide a discussion that references the applicable authoritative accounting literature upon which the company relied in classifying these amounts as operating revenue/expense, or aggregating the amounts together. Please revise the financial statements to separately present any "minority interest" below income before income tax.

3. Acquisitions and Divestitures, page F-14

21. Please revise the discussion of the amount assigned to goodwill related to the acquisitions to indicate that the company included the value of the licenses within the amounts assigned to goodwill along with a brief description of why this is appropriate.

22. We have considered your response to our comment 79. The analysis the company provided related to the materiality of these disposals appears to focus solely on the quantitative factors. Please provide a more details materiality analysis that focuses on the qualitative factors. Include specifically a discussion of the amount of income before taxes related to these operations for each period presented and the impact on the trends that this disclosure would have.

11.  Commitments and Contingencies
Contingencies, pages F-22 - F-23

23. Refer to your response to comment 81. We note that the amounts disclosed in note 15 based on the mid-point of the disclosed price range appear to be significantly higher than the contingent amount disclosed at the top of page F-23. Please explain to us the differences in these amounts. Also provide to us the company`s analysis with references to the specific paragraphs within the authoritative literature upon which it relied the accounting treatment applied to these transactions.

24. Refer to your response to comment 82. We note the added disclosure related to these obligations. Please provide to us a more robust analysis of the accounting treatment applied to these agreements. Include references to the specific paragraphs within the authoritative literature that supports this accounting treatment.


      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Tabatha Akins at (202) 824-5547 or James Atkinson, at (202) 942-2826 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar
Hasan at (202) 942-7381or me at (202) 942-1840 with any other questions.
   Sincerely,




      Jeffrey Riedler
   Assistant Director

   cc:	Steven Pottle
   	Alston & Bird
   	1201 West Peachtree Street
   	Atlanta, Georgia 30309-3424



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LHC Group, LLC.
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